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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For September 9, 2002

Song Networks N.V.

(Translation of registrant's name into English)

Blak 16,

3011 TA Rotterdam, The Netherlands

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...x.... Form 40-F.......

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...x...

Exhibits

  Pressrelease, dated September 9, 2002

This announcement is not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from Song Networks and will contain detailed information about the company and management, as well as financial statements.

Press Release

Stockholm September 9, 2002

Financial restructuring of Song Networks agreed in principle

Song Networks Holding AB (Stockholmsbörsen: SONW) ("Song Networks" or the "Company") and Song Networks N.V. announced today that they have reached an agreement in principle on a financial restructuring of the Song group ("Song") with an ad hoc group of bondholders, Vattenfall AB and

Stena AB. The restructuring would be effected through a debt-for-equity swap of the bonds issued by Song Networks N.V., in combination with the new investors injecting additional capital and assets into Song Networks.

The restructured Song will be a virtually debt free, fully funded company with new strong owners and an extended network. Song will be well positioned to fully concentrate on continuing to develop its high quality services to its customers.

Capital injection

Following a debt-for-equity swap of the outstanding bonds issued by Song Networks N.V. in return for equity in Song Networks, Vattenfall and Stena will invest a total of SEK 300 million in Song Networks. As part of the restructuring Song Networks will also conduct a SEK 100 million rights offering as well as an issuance of SEK 100 million of convertible bonds, in which also Stena also will participate for SEK 15 million.

Acquisition of Arrowhead AB

As part of the restructuring Song Networks will acquire 100% of Arrowhead AB from Vattenfall in exchange for new shares in Song Networks. The acquisition of Arrowhead AB will bring to Song a cost effective IP- and transmission network and improved coverage in Sweden. Following the combination, currently scheduled to occur in January 2003, Song will have increased market shares in the internet and data business areas as well as an improved service portfolio within these areas.

Ownership

Initially after the debt-for-equity swap, Bondholders will own 95% of the Company and Song Networks' current shareholders will own 5%. It is currently envisaged that, after the investment by Vattenfall and Stena, the acquisition of Arrowhead by Song Networks, full conversion of the convertible bonds and completion of the rights issue, the ownership of the Company will be approximately: Vattenfall 19.68%, Stena 7.22%, bondholders 60.0%, and current shareholders up to 13.11% (depending on the level of their participation in the rights offering and the issue of convertible bonds).

"I am very satisfied with the restructuring of Song that we now can present. This will give us both the financial and the commercial strength to become the leading Nordic broadband operator. Our new strong owners will bring stability and credibility to the group and by joining forces with Arrowhead we will strengthen our competitiveness in the Swedish market" says Tomas Franzén, CEO Song Networks.

"The committee believes the restructuring provides strong ownership for Song and great possibilities for the Company to develop its business going forward" says James Terry of Bingham McCutchen LLP, legal advisors to the ad hoc bondholder committee.

"After evaluating different restructuring alternatives presented to the Board and when comparing this proposal to similar restructurings made recently in our sector I consider this deal to be very favourable to our shareholders" says Lars Grönberg, Chairman of the Board, Song Networks Holding AB.

"From Vattenfall's point of view, the merger of Arrowhead AB with Song Networks is commercially sound and creates good opportunities to further develop the business. A restructured Song together with Arrowhead will be a financially strong company, and I believe, a successful player in a difficult market. Customers will have access to a more complete service portfolio and our network investments will be better utilized," says Lennart Åsander, Vattenfall, Chairman of the Board of Arrowhead AB.

Conditions precedent

The restructuring is subject to negotiation of definitive transaction documentation, and would have to be approved by Song Networks N.V.'s bondholders. The restructuring would also be conditional upon a number of events, including the receipt of all necessary approvals by Song Networks' shareholders at an Extraordinary General Meeting, successful completion of an Akkoord process in The Netherlands and appropriate board and regulatory approvals.

Song Networks expects to conclude the Extraordinary General Meeting, conclude the Akkoord process in The Netherlands and complete the restructuring within the next three months.

For further information, please contact:
Song Networks Holding AB Tomas Franzén, CEO Phone: +46 8 5631 0111 Mobile: +46 701 810 111 tomas.franzen@songnetworks.net	Song Networks Holding AB Jenny Moquist, Investor Relation Manager Phone: +46 8 5631 0219 Mobile: +46 701 810 219 jenny.moquist@songnetworks.net
Vattenfall AB Lennart Åsander, Business Strategies Phone: +46 8 739 5504 Mobile: +46 70 539 5504 lennart.asander@vattenfall.com	Bingham McCutchen LLP Hank Shafran Phone: +1 (617) 951 8193 Hank.shafran@bingham.com

About Song Networks, formerly Tele1 Europe, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,000 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at

www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2002 By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer